UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

Under the Securities Exchange Act of 1934

Tribune Publishing Company

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

896082104

(CUSIP Number)

California Capital Equity, LLC

Attn: Patrick Soon-Shiong

9920 Jefferson Boulevard

Culver City, California 90230

(310) 836-6400

With a Copy to:

Martin J. Waters

Daniel L. Horwood

Wilson Sonsini Goodrich & Rosati

Professional Corporation

12235 El Camino Real, Suite 200

San Diego, California 92130

(858)350-2300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 896082104	13D

(1)	NAMES OF REPORTING PERSONS California Capital Equity, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) WC, AF (See Item 3)
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2 (e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER None (See Item 5)
	(8)	SHARED VOTING POWER 4,700,000 shares (See Item 5)
	(9)	SOLE DISPOSITIVE POWER None (See Item 5)
	(10)	SHARED DISPOSITIVE POWER 4,700,000 shares (See Item 5)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,700,000 shares (See Item 5)
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.8% (See Item 5)
(14)	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 896082104	13D

(1)	NAMES OF REPORTING PERSONS Nant Capital, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) WC, AF (See Item 3)
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2 (e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER None (See Item 5)
	(8)	SHARED VOTING POWER 4,700,000 shares (See Item 5)
	(9)	SOLE DISPOSITIVE POWER None (See Item 5)
	(10)	SHARED DISPOSITIVE POWER 4,700,000 shares (See Item 5)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,700,000 shares (See Item 5)
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.8% (See Item 5)
(14)	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 896082104	13D

(1)	NAMES OF REPORTING PERSONS Patrick Soon-Shiong
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) WC, AF (See Item 3)
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2 (e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 407,157 (See Item 5)
	(8)	SHARED VOTING POWER 5,107,157 shares (See Item 5)
	(9)	SOLE DISPOSITIVE POWER 407,157 (See Item 5)
	(10)	SHARED DISPOSITIVE POWER 5,107,157 shares (See Item 5)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,107,157 shares (See Item 5)
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.1% (See Item 5)
(14)	TYPE OF REPORTING PERSON (see instructions) PN

Item 1.	Security and Issuer.

The securities to which this statement on Schedule 13D (this “Statement”) relates are the common stock, par value $0.01 per share (the “Common Stock”), of Tribune Publishing Company, a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 435 North Michigan Avenue, Chicago, Illinois 60611.

Item 2.	Identity and Background.

(a), (f)	This Schedule 13D is being filed jointly by (i) California Capital Equity, LLC, a limited liability company organized under the laws of the State of Delaware (“CalCap”), (ii) Nant Capital, LLC, a limited liability company organized under the laws of the State of Delaware, and (iii) Dr. Patrick Soon-Shiong, a natural person and citizen of the United States. CalCap, Nant Capital and Dr. Soon-Shiong are collectively referred to herein as the “Reporting Persons.” The Reporting Persons have entered into a joint filing agreement, a copy of which is attached as Exhibit 1.

(b)	The address of the principal business and principal office of each of the Reporting Persons is 9920 Jefferson Boulevard, Culver City, California 90230.

(c)	The principal business of Nant Capital is investment. CalCap is the parent company of Nant Capital and thus may be deemed to control Nant Capital. The principal business of CalCap is investment. Dr. Soon-Shiong is the sole member of CalCap and thus may be deemed to control Cal Cap and each entity directly or indirectly controlled by CalCap (including Nant Capital. Dr. Soon-Shiong is the Vice Chairman of the Issuer.

(d)	During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The Reporting Persons are filing this Schedule 13D as a result of the purchase of 4,700,000 shares of Common Stock on June 1, 2016. All of the shares of Common Stock to which this Statement relates were purchased on behalf of the Reporting Persons using their investment capital or funds under management. The aggregate purchase price of the 4,700,000 shares of Common Stock acquired was approximately $70,500,000 (including brokerage commissions and transaction costs).

Item 4.	Purpose of Transaction.

As noted in Item 3, the Reporting Persons are filing this Schedule 13D as a result of the purchase of 4,700,000 shares of Common Stock on June 1, 2016. Although the Reporting Persons do not have any specific plan or proposal to acquire additional Common Stock or dispose of its Common Stock (other than as described in the paragraph below), each Reporting Person at any time and from time to time may acquire additional Common Stock or dispose of any or all of its Common Stock depending upon a variety of factors, including their ongoing evaluation of the investment in the Common Stock, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons, and/or other investment considerations. The purpose of the acquisitions of the Common Stock was for investment, and the acquisitions of the Common Stock were made in the ordinary course of business and were not made for the purpose of acquiring control of the Issuer.

NantWorks, LLC (“NantWorks”), an affiliate of the Reporting Persons, is currently finalizing terms with the Issuer for a co-exclusive, non-transferable, fee-bearing license pursuant to which the Issuer will receive access to over 100 machine vision and artificial intelligence technology patents for news media applications as well as access to and use of studio space made available by NantStudio, LLC, a subsidiary of NantWorks. In connection with these transactions, the Company will issue to NantStudio, LLC 333,333 shares of Common Stock, which shares will be beneficially owned by the Reporting Person.

Item 5.	Interest in Securities of the Issuer.

(a) and (b) Nant Capital beneficially owns, in the aggregate, 4,700,000 shares of Common Stock, representing approximately 14.8% of the outstanding Common Stock of the Company. CalCap and Dr. Soon-Shiong may be deemed to beneficially own, and share voting power and investment power with Nant Capital over all shares of Common Stock beneficially owned by Nant Capital.

Dr. Soon-Shiong also beneficially owns 407,157 shares of Common Stock. Dr. Soon-Shiong has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition, of all such 5,107,157 shares of Common Stock. As a result, Dr. Soon-Shiong may be deemed to beneficially own, in the aggregate, shares of Common Stock, representing approximately 16.1% of the outstanding Common Stock of the Company.

(c)	The information set forth in Item 3 above is hereby incorporated by reference in response to this Item 5(c).

(d) To the knowledge of the Reporting Persons, other than as described in this Schedule 13D, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares owned by it.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Items 3 and 4 above is hereby incorporated by reference in response to Item 6.

Securities Purchase Agreement

On May 22, 2016, the Issuer agreed to sell to Nant Capital in a private placement 4,700,000 unregistered shares of common stock of the Issuer (the “Purchased Common Stock”) at a purchase price of $15.00 per share, for a total of $70,500,000 in cash consideration. The Purchased Common Stock is subject to certain lockup provisions that, subject to the terms and conditions of the Purchase Agreement, prohibit certain transfers of the Purchased Common Stock for the first three years following the date of issuance and, thereafter, any transfers of the Purchased Common Stock that would result in a transfer of more than 25% of the Purchased Common Stock in any 12-month period. The Purchase Agreement also includes covenants prohibiting the transfer of shares of the Issuer’s common stock if the transfer would result in a person beneficially owning more than 4.9% of the Issuer’s then-outstanding shares of common stock following the transfer, as well as transfers to a material competitor of the Issuer in any of the Issuer’s then-existing primary geographical markets. Nant Capital and Dr. Soon-Shiong, and their respective affiliates, are also prohibited from acquiring additional equity of the Issuer if the acquisition could result in their beneficial ownership of more than 25% of the Issuer’s then-outstanding shares of common stock.

In connection with the Agreements, the Board of Directors of the Issuer (the “Board”) agreed to change the size of the Board to nine members and elect Dr. Soon-Shiong to fill the resulting vacancy on the Board as of the date of the Issuer’s 2016 Annual Meeting of Stockholders on June 2, 2016, in accordance with Article Fifth, Section 2 of the Issuer’s Amended and Restated Certificate of Incorporation and Section 2.02 of the Issuer’s Amended and Restated By-laws as then in effect. Dr. Soon-Shiong will also be named the non-executive Vice Chairman of the Board. The Issuer also has granted Nant Capital the right to designate a replacement individual for election as a director at each annual and special meeting of the Issuer’s stockholders at which directors are to be elected as part of the slate of nominees recommended by the Board, subject to the reasonable prior approval of the Board’s Nominating and Corporate Governance Committee, in the event that Dr. Soon-Shiong is unable to continue to serve. Nant Capital’s right to appoint a replacement director representative will expire upon the occurrence of either (a) the termination of the voting covenants of the Purchase Agreement (described below) for any of the reasons set forth in clause (a) of the succeeding paragraph or (b) such time as Nant Capital, Dr. Soon-Shiong and their respective affiliates no longer beneficially own at least 75% of the Purchased Common Stock.

Until the later of either May 22, 2019 or the first year after the date that Dr. Soon-Shiong (or a replacement director) ceases to serve on the Board due to resignation or refusal to stand for reelection, or Nant Capital’s decision to not designate a replacement director, Nant Capital, Dr. Soon-Shiong and their respective affiliates have agreed to vote in a manner proportionate to the manner in which all then-outstanding shares of the Issuer’s common stock (other than the Purchased Common Stock and any other shares of common stock of the Issuer that such persons are entitled to vote) are voted in any election of directors, any proposal considered by stockholders of the Issuer for removal of directors or any transaction that would effect a change of control of the Issuer. These voting covenants terminate upon the earliest of (a) the date that Dr. Soon-Shiong or his replacement is not nominated for reelection as a director, is removed as a director and the date that Dr. Soon-Shiong or his replacement has not been reelected to the Board if the Issuer has not recommended his or his replacement’s reelection, (b) six months after the date that Dr. Soon-Shiong or his replacement ceases to serve on the Board after not being reelected as a director, so long as the Issuer has recommended a vote “for” the election of Dr. Soon-Shiong or his replacement, (c) nine months following the date Dr. Soon-Shiong or his replacement is removed as a director or has not been reelected to the Board if the Issuer has not recommended his or his replacement’s reelection and if that removal or failure to recommend reelection is a result of any breach of a duty owed by Dr. Soon-Shiong or his replacement to the Issuer or a material violation of material law, (d) a change of control of the Issuer not approved by the Board and (e) six months after the date of Dr. Soon-Shiong’s removal or replacement as Vice Chairman and his contemporaneous resignation from the Board.

The foregoing summary of the Purchase Agreement is qualified in its entirety by reference to the text of the Purchase Agreement (and exhibits, as applicable), which is attached as Exhibit 2 hereto and incorporated herein by reference.

Registration Rights Agreement

Pursuant to the Registration Rights Agreement, Nant Capital will be entitled to certain registration rights under the Securities Act of 1933, as amended, with respect to the Purchased Common Stock. The Registration Rights Agreement provides that the Issuer shall use its reasonable best efforts to cause a registration statement with respect to the Purchased Common Stock to be declared effective no later than the earlier to occur (a) three years after the consummation of the private placement transaction contemplated by the Purchase Agreement and (b) 60 days after the termination of the voting covenants of the Purchase Agreement as described above. The Issuer will pay all of its own costs and expenses, including all fees and expenses of counsel for the Issuer, relating to the Registration Rights Agreement.

The foregoing summary of the Registration Rights Agreement is qualified in its entirety by reference to the text of the Registration Rights Agreement, which is attached as Exhibit 3 hereto and incorporated herein by reference.

Other than as described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

The following documents are filed as exhibits:

Exhibit Number	Description

1	Joint Filing Agreement.

2	Securities Purchase Agreement, by and among Tribune Publishing Company, Nant Capital, LLC and Dr. Patrick Soon-Shiong, dated as of May 22, 2016 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K (File No. 001-36230) filed with the SEC on May 23, 2016).

3	Registration Rights Agreement, by and between Tribune Publishing Company and Nant Capital, LLC, dated as of May 22, 2016 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K (File No. 001-36230) filed with the SEC on May 23, 2016).

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the information set forth in this statement is true, complete and correct.

Dated: June 7, 2016

NANT CAPITAL, LLC

By:	/s/ Charles Kenworthy
Its:	Manager

CALIFORNIA CAPITAL EQUITY, LLC

By:	/s/ Charles Kenworthy
Its:	Manager

PATRICK SOON-SHIONG
/s/ Patrick Soon-Shiong

Exhibit Index

Exhibit Number	Description

1	Joint Filing Agreement.

2	Securities Purchase Agreement, by and among Tribune Publishing Company, Nant Capital, LLC and Dr. Patrick Soon-Shiong, dated as of May 22, 2016 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K (File No. 001- 36230) filed with the SEC on May 23, 2016).

3	Registration Rights Agreement, by and between Tribune Publishing Company and Nant Capital, LLC, dated as of May 22, 2016 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K (File No. 001-36230) filed with the SEC on May 23, 2016).